FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached press release of Metro Pacific Investments Corporation (in which the First Pacific Group holds an economic interest of approximately 92%) in relation its Unaudited Financial Results for the nine month period ended 30th September, 2007.

Dated this 13th day of November, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

NEWS RELEASE

FIRST PACIFIC
FIRST PACIFIC COMPANY LIMITED
GROUP CORPORATE COMMUNICATIONS
24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com
(Incorporated in Bermuda with limited liability)

Tuesday, 13 November 2007

MPIC'S NINE MONTHS 2007 CORE NET INCOME OF P142.4 MILLION VS RESTATED NET LOSS OF P60.8 MILLION IN 2006
REPORTED NET INCOME OF P235.6 MILLION VS RESTATED NET LOSS OF P590.9 MILLION LAST YEAR
MAYNILAD NET INCOME IMPROVES BY 15% TO P1.140 BILLION
LANDCO NET INCOME RISES TO P135.4 MILLION

The attached press release was released today in Manila by Metro Pacific Investments Corporation ("MPIC"), in which the First Pacific Group holds an economic interest of approximately 92 per cent.

MPIC is a Philippine-based, publicly listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises. Further information on MPIC is available at www.mpic.com.ph .

* * *

For further information, please contact:

Randolph T. Estrellado
Chief Finance Officer
Telephone: +632.888.0802

Denis R.G. Lucindo
Assistant Vice President
Investor Relations
Communications
Telephone: +632.888.0895
Email: dglucindo@mpic.com.ph

Melody M. Del Rosario
Assistant Vice President
Media & Corporate
Telephone: +632.888.0888
Email: melody@mpic.com.ph

PRESSRELEASE

METRO PACIFIC INVESTMENTS CORPORATION

NINE MONTHS 2007 CORE NET INCOME OF P142.4 MILLION VS RESTATED NET LOSS OF P60.8 MILLION IN 2006
REPORTED NET INCOME OF P235.6 MILLION VS RESTATED NET LOSS OF P590.9 MILLION LAST YEAR
MAYNILAD NET INCOME IMPROVES BY 15% TO P1.140 BILLION
LANDCO NET INCOME RISES TO P135.4 MILLION

- Core Net Income of Pesos 142.4 million for the nine month period ended 30th September 2007 against a restated Core Net Loss of Pesos 60.8 million for the same period last year.
- Reported Net Income for the period of Pesos 235.6 million versus last year's restated reported Net Loss of Pesos 590.9 million.
- Maynilad Net Profit for the period at Pesos 1.140 billion versus Pesos 992.3 million last year, up 15%
- Landco Net Profit of Pesos 135.4 million versus a restated loss of Pesos 113.9 million last year.

MANILA CITY, PHILIPPINES, 13 NOVEMBER 2007 – Metro Pacific Investments Corporation ("MPIC") (PSE: MPI) today reported core net income of Pesos 142.4 million for the first three quarters of 2007, compared with a restated core net loss of Pesos 60.8 million for the same period last year. Together with non-recurring income of Pesos 93.2 million, reported net income stood at Pesos 235.6 million for the period, against a restated net loss of Pesos 590.9 million for 2006.

The significant turnaround in core net income for the period is mainly due to the strong showing of MPIC's two operating companies, Maynilad Water Services, Inc. ("Maynilad") and Landco Pacific Corporation ("Landco"). Maynilad reported net income of Pesos 1.140 billion in the first three quarters of 2007 and contributed Pesos 453.5 million of core net income to MPIC for the period, representing MPIC's net attributable equity interest in Maynilad. Landco's results for the first nine months showed a net income of Pesos 135.4 million compared with a restated loss of Pesos 113.9 million last year. Landco provided Pesos 69.7 million in profit contribution to MPIC, compared with a loss of Pesos 58.1 million in 2006.

"Maynilad continues to improve in spite of delays in exiting its court-administered rehabilitation program. We are eagerly awaiting the ruling of the rehab judge to allow us to roll-out the 26 billion Pesos in network improvements that will in turn allow Maynilad's revenues to improve dramatically." stated **Jose Ma. K Lim, MPIC's President and Chief Executive Officer.**

"Landco is experiencing brisk sales of Tribeca, its first Metro Manila Project, and together with the continued strong uptake of its residential resort and hometown developments, will contribute significantly to MPIC's core net income on an ongoing basis. We foresee improved performance for both Maynilad and Landco for the balance of the year," stated **Lim.**

Maynilad: Continued Improvement in Performance Indicators

Maynilad reported net income of Pesos 1.140 billion for the period compared with Pesos 992.3 million last year. This result is net of additional tax provisions amounting to Pesos 110.9 million which have been accrued starting August this year. The increase in net income for the period can be attributed to the improvement in Maynilad's key performance indicators across-the-board. Specifically, non-revenue water has been reduced to 66% as of end-September 2007, from a 2006 average of 68%. Total volume of billed water also improved significantly, rising 10% to 214.4 million cubic meters for the first 3 quarters of 2007 from 195.6 million cubic meters in the same period last year. Total billed customers also increased to 700,060 as of end-September this year, compared with 662,305 as of end-September last year, a growth of 6%.

Maynilad's contribution to MPIC was reduced by financing charges and operating expenses incurred by DMCI-MPIC parent company amounting to Pesos 459.5 million. The financing charges relate to the US$192 million loans availed from First Pacific Company Limited and Ashmore Investment Management Limited to fund the cash deposit securing the Stand-by Letters of Credit required for the acquisition of Maynilad. These were partially offset by financing income from the same cash deposits. MPIC's proportionate share in DMCI-MPIC's financing and operating expense charges was Pesos 229.7 million.

On a net basis, Maynilad's contribution from operations to MPIC's core net income was P453.5 million.

The acquisition of Maynilad was completed in January 2007 and is proportionally consolidated by MPIC only this year.

Landco: The Leader in Leisure Estates

Landco's net income for the period stood at Pesos 135.4 million versus last year's restated loss of P113.9 million as revenues jumped 177% to Pesos 1.318 billion from last year's Pesos 476.6 million. The success of its residential resort projects -- the Ponderosa Leisure Farms, Amara en Terrazas, Playa Calatagan, Leisure Farms, Terrazas de Punta Fuego and Montelago -- contributed significantly to the increase in revenues.

With the launch of new projects during the year, Landco's operating expenses rose to Pesos 553.8 million from last year's Pesos 462.2 million. On the other hand, net financing income for the period was Pesos 87.2 million compared with only Pesos 2.4 million last year. This increase came mainly from the accretion of significantly higher levels of installment receivables.

Landco's reported numbers last year were restated to reflect the change in revenue recognition policy from the installment method to percentage of completion.

Landco's net contribution to MPIC's core net income for the period was Pesos 69.0 million.

Medical Doctors Inc.: The Healthcare Leader Builds Its Future

In May of this year, MPIC subscribed to Pesos 750.0 million in Convertible Subordinated Notes issued by Medical Doctors Inc. ("MDI"), which owns and operates the Makati Medical Center ("Makati Medical"). On June 7 2007, MPIC converted Pesos 120.0 million of such Convertible Notes into common shares of MDI, representing an 8% equity ownership in MDI. When the Notes are fully converted, MPIC will own approximately 33% of MDI.

Makati Medical is currently in the midst of its multi-year Facilities Improvement Program, financed by the issuance of these Convertible Notes aggregating Pesos 961.0 million and by internal cash resources. This redevelopment, renovation, expansion and upgrade program will establish Makati Medical as an international-standard healthcare facility and improve further its competitive and brand equity position. Despite the renovation work ongoing within the existing hospital, and the construction work in what was formerly the adjacent open parking lot, Makati Medical continues to maintain the high standard of healthcare it has become known for.

Outlook for 2007

"With Maynilad on track to reduce its non-revenue water down to around 59% by year-end, Landco looking to realize about Pesos 200 million in net income for the year, and Makati Medical expected to report another record year of profitability, 2007 looks to be the turnaround year for Metro Pacific," said **Manuel V. Pangilinan, MPIC's Chairman.**

"We will continue to consider investments in infrastructure and healthcare, as well as look into opportunities in tourism and natural resources. For the coming years, one could say that the business of MPIC will be oriented towards 'back to basics', resource-based activities," concluded **Pangilinan**.

For further information, please contact:

Randolph T. Estrellado
Chief Finance Officer
Telephone: +632.888.0802

Denis R.G. Lucindo
Assistant Vice President
Investor Relations
Telephone: +632.888.0895
Email: dglucindo@mpic.com.ph

Melody M. Del Rosario
Assistant Vice President
Media & Corporate Communications
Telephone: +632.888.0888
Email: melody@mpic.com.ph

About MPIC

Metro Pacific Investments Corporation is a Philippine-based, publicly-listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises. Additional information on MPIC can be obtained online at **www.mpic.com.ph**.

METRO PACIFIC INVESTMENTS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME / (LOSS)
(Unaudited)

For the periods ended 30 September (Amounts in Thousands, Except Per Share Amounts)	Nine Months 2007	2006
Revenues and other income		
Revenue from real estate sold	1,338,840	862,263
Revenue from water and sewer services	2,826,476	-
Interest income	479,374	107,701
Share in net earnings of associates	33,636	44,479
Other income	3,681,416	365,933
	8,359,742	1,380,376
Cost and expenses		
Cost of real estate sold	(667,932)	(448,614)
Cost of services	(1,367,475)	-
General and administrative expenses	(1,191,647)	(547,331)
Interest expense	(3,854,706)	(86,488)
Share in net losses of associates	(7,006)	(30,161)
Other expenses	(724,662)	(832,904)
	(7,813,427)	(1,945,498)
Income / (loss) before income tax	546,315	(565,122)
Provision for income tax	107,819	68,441
Net income / (loss) for the period	438,496	(633,563)
Attributable to:		
Equity holders of the parent	235,619	(590,897)
Outside interests	202,877	(42,666)
	438,496	(633,563)
Basic weighted average number of common * shares in issue (in thousands)	1,236,675	766,767
Basic weighted average number of common shares in issue on full conversion of Warrants and Convertible notes in DMCI-MPIC	1,308,719	n/a
Basic earning / (loss) per share (in centavos) *	19.05	(77.06)
Diluted earning / (loss) per share (in centavos)	(8.82)	n/a

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached press release of PT. Indofood Sukses Makmur Tbk. ("Indofood"), a 51.5% subsidiary of the Company, in relation to the approval by Indofood's shareholders of the proposed acquisition of PT Perusahaan Perkebunan London Sumatra Indonesia Tbk. at the Extraordinary General Meeting held today.

Dated this 23rd day of October, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

Indofood
THE SYMBOL OF QUALITY FOODS

PRESS RELEASE

SHAREHOLDERS OF INDOFOOD APPROVED THE PROPOSED ACQUISITION OF PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK

Jakarta, October 23, 2007 - PT Indofood Sukses Makmur Tbk – JSX:INDF ("**Indofood**") today obtained shareholders' approval at the Extraordinary General Meeting for its subsidiaries, Indofood Agri Resources Ltd ("**IndoAgri**") and PT Salim Ivomas Pratama ("**SIMP**"), collectively referred to as "**IndoAgri Group**"; to acquire majority interest in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk -JSX:LSIP ("**LSIP**"), a listed company on Jakarta and Surabaya Stock Exchanges.

SIMP, the subsidiary of IndoAgri, is to acquire from First Durango and Ashmore Funds a total of 500,095,000 LSIP shares and USD 47 million Mandatory Convertible Notes issued by LSIP, convertible into an aggregate of 269,343,500 LSIP shares ("**MCN**"), representing an aggregate interest of approximately 56.4% of the total issued share capital of LSIP, after the conversion of the whole MCN ("**LSIP Enlarged Capital**"). The aggregate consideration for these acquisitions is approximately Rp 5.0 trillion, which is equivalent to Rp 6,500 per LSIP share.

In addition, IndoAgri is to acquire from Mr. Eddy Sariaatmadja an aggregate of 109,521,000 LSIP shares, representing an interest of approximately 8.0% of the LSIP Enlarged Capital for a consideration of approximately Rp 711.9 billion, which is equivalent to Rp6,500 per LSIP share. This acquisition will be satisfied by the allotment and issuance of 98,082,830 new shares of IndoAgri ("**IndoAgri Consideration Share**"), at an issue price of S$1.2758 per IndoAgri

PT INDOFOOD SUKSES MAKMUR Tbk
Sudirman Plaza
Indofood Tower, 27th Floor
Jl. Jend Sudirman Kav. 76-78
Jakarta 12910, Indonesia
T. +6221 5795 8822
F. +6221 5793 7373
W www.indofood.co.id

Consideration Shares, representing 6.8% of the total issued share capital of IndoAgri following the issue of those shares.

Upon completion of the proposed acquisitions and assuming conversion of the MCN, IndoAgri Group will become the controlling shareholder of LSIP with approximately 64.4% stake of LSIP Enlarged Capital. Based on the rules of the Indonesian Capital Markets and Financial Institutions Supervisory Agency (BAPEPAM) a tender offer for the remaining shares of LSIP (amounting to approximately 35.6% of LSIP Enlarged Capital) will be triggered. The tender offer will be executed at a price of Rp6,900 per LSIP share, representing the highest price within the last 90 days prior to the announcement of the proposed acquisition (25 May 2007).

The cash consideration of the proposed acquisition and tender offer amounting to Rp8.4 trillion will be funded by internal resources and bank borrowings.

Stated Anthoni Salim, Indofood's President Director: "We are very pleased with the proposed acquisition and we are now moving towards self sufficiency in our requirement for CPO. We believe the combined strengths of IndoAgri Group and LSIP will yield a sustainable performance for both groups and enhance the shareholders' values. We highly appreciate the continuing supports provided by our shareholders and regulatory bodies in various countries which have made this transaction possible".

PT INDOFOOD SUKSES MAKMUR Tbk
Board of Directors

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

RECEIVED
2007 DEC -3 A 6:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

23 October 2007

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
23 October 2007	214,000	On the Exchange	5.82	5.82	1,245,480.00
Total	214,000				1,245,480.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 3,062,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

   ((a) x 100 / issued share capital) 0.095%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached filing made by Indofood Agri Resources Limited, a subsidiary of the Company, to the Singapore Stock Exchange in relation to the Resolutions passed at its Extraordinary General Meeting held on 23 October 2007.

Dated this 24th day of October, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	23-Oct-2007 18:00:47
Announcement No.	00096

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Resolutions Passed at the Extraordinary General Meeting ("EGM") held on 23 October 2007
Description	Please see attached.
Attachments:	AnnounceEGMresults.pdf Total size = **30K** (2048K size limit recommended)

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INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK

(A) The proposed acquisition by Indofood Agri Resources Ltd.'s (the "Company's") subsidiary, PT Salim Ivomas Pratama ("PT SIMP"), of (i) an aggregate of 500,095,000 issued ordinary shares ("Lonsum Shares") in the share capital of PT Perusahaan Perkebunan London Sumatra Indonesia Tbk ("Lonsum") and (ii) US$47,000,000 mandatory convertible notes due 2009 ("MCNs") issued by Lonsum, representing an aggregate interest of approximately 56.4% of the enlarged issued share capital of Lonsum assuming conversion of the MCNs (the "Enlarged Capital"), for a total cash consideration of approximately S$810.0 million;

(B) The proposed acquisition by the Company of 109,521,000 Lonsum Shares, representing an interest of approximately 8.0% of the Enlarged Capital, for a consideration of approximately S$125.1 million to be satisfied by the allotment and issue of 98,082,830 new ordinary shares in the share capital of the Company at the issue price of S$1.2758 per new share; and

(C) The proposed acquisition by PT SIMP of the remaining Lonsum Shares, representing approximately 35.6% of the Enlarged Capital, by way of a tender offer,

(collectively, the "Proposed Transactions").

The Board of Directors of the Company is pleased to announce that at the Extraordinary General Meeting ("EGM") of the Company held today, the ordinary resolution relating to matters as set out in the Notice of EGM dated 2 October 2007 was duly passed.

By Order of the Board of the Company

Mark Julian Wakeford
Chief Executive Officer and Executive Director
23 October 2007

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

RECEIVED
2007 DEC -3 A 6:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

24 October 2007

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
24 October 2007	302,000	On the Exchange	5.83	5.70	1,746,345.20
Total	302,000				1,746,345.20

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 3,364,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((a) x 100)
issued share capital

0.105%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

(82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached documents relating to:-

> **Press release of PT. Indofood Sukses Makmur Tbk. ("Indofood"), a 51.5% subsidiary of the Company, in relation to Indofood's Nine Months Financial Results ended 30th September, 2007, together with the Financial Statements.**

Dated this 31st day of October, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

Indofood

PRESS RELEASE

INDOFOOD'S NINE MONTHS FINANCIAL RESULTS ENDED SEPTEMBER 30, 2007

- **CONSOLIDATED NET SALES GREW 22.7%**
- **GROSS AND OPERATING PROFIT UP 14.3% AND 18.3%**
- **NET INCOME GREW 35.0% TO RP683.3 BILLION**
- **CORE PROFIT INCREASED 24.8% TO Rp704.6 BILLION**

Jakarta, October 31, 2007 – PT Indofood Sukses Makmur Tbk ("Indofood") today announced its financial results for the nine-month period ended September 30, 2007, reporting consolidated net sales of Rp19.67 trillion, a 22.7% increase compared to Rp16.04 trillion for the same period last year.

Anthoni Salim, the President Director and Chief Executive Officer of Indofood commented : "For the last few months the food industry globally has been greatly impacted by the unprecedented increase of raw material and fuel costs. Despite these challenges, Indofood is able to deliver double digit growth in gross and operating profit through the combination of sales volume growth in most of the divisions, the ability to adjust the selling prices of some of the products and continuing cost efficiency programs. The Consumer Branded Products group continues to be negatively impacted by the rising input costs. However, our integrated business model with four streamlined strategic business groups enables us to deliver exemplary results under tough market conditions".

Gross profit increased 14.3% to Rp4.32 trillion from Rp3.78 trillion, while gross margin declined to 21.9% from 23.5%. Operating profit grew 18.3% to Rp1.74 trillion from Rp1.47 trillion. Nonetheless, operating margin declined to 8.8% from 9.2%.

Indofood
THE SYMBOL OF QUALITY FOODS

Net profit continued to improve to Rp683.3 billion from Rp506.1 billion, principally due to the improvement in operating profit as well as reduction in net interest expense. Core profit increased 24.8% to Rp704.6 billion from Rp564.4 billion.

PT INDOFOOD SUKSES MAKMUR Tbk

Board of Directors

PT INDOFOOD SUKSES MAKMUR Tbk

AND SUBSIDIARIES

SUDIRMAN PLAZA, INDOFOOD TOWER, 27th Floor, Jalan Jenderal Sudirman Kav. 76-78, Jakarta 12910, INDONESIA
Phone : (62 - 21) 57958822 Fax : (62 - 21) 57935960

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2007 AND 2006
(Expressed in Million Rupiah, except per Share Data)
(UNAUDITED)

ASSETS

	2007 Rp	2006 (As Restated) Rp
CURRENT ASSETS		
Cash and cash equivalents	4,258,002	1,696,428
Short-term investments	223,938	529,862
Accounts receivable		
Trade		
Third parties - net	1,872,353	1,468,184
Related parties	79,671	111,392
Non-trade		
Third parties - net	242,659	171,044
Related parties	58,580	31,456
Inventories - net	3,845,341	3,080,642
Advances and deposits	808,992	315,243
Prepaid taxes	224,364	316,652
Prepaid expenses and other current assets	119,728	78,882
Total Current Assets	11,232,596	7,998,285
NON-CURRENT ASSETS		
Claims for tax refund	65,479	225,896
Advances to KKPA project - net	117,213	40,079
Deferred tax assets - net	132,606	104,623
Investments in shares of stock and advance for purchase of investment	72,306	24,370
Plantations		
Mature plantations - net	193,738	204,832
Immature plantations	602,530	382,403
Property, plant and equipment - net	6,625,059	6,552,128
Deferred charges - net	215,947	229,340
Goodwill - net	226,619	245,842
Other non-current assets	753,976	828,310
Total Non-current Assets	9,011,475	8,837,925
TOTAL ASSETS	20,244,071	16,836,210

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007 Rp	2006 (As Restated) Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	1,225,446	1,760,047
Trust receipts payable	1,471,080	728,786
Accounts payable		
Trade		
Third parties	1,567,239	1,528,524
Related parties	64,555	73,789
Non-trade		
Third parties	377,290	228,658
Related parties	57,089	18,896
Accrued expenses	788,341	748,615
Taxes payable	423,645	197,920
Current maturities of long-term debts		
Bonds payable - net	1,223,242	-
Loans	258,478	1,524,840
Obligations under capital lease	633	439
Total Current Liabilities	7,458,035	6,811,674
NON-CURRENT LIABILITIES		
Long-term debts - net of current maturities		
Bonds payable - net	2,959,313	2,190,555
Loans	85,259	1,084,931
Obligations under capital lease	904	527
Total long-term debts	3,045,476	3,276,013
Deferred tax liabilities - net	705,799	770,123
Estimated liabilities for employee benefits	545,296	465,775
Total Non-current Liabilities	4,296,571	4,512,911
GOODWILL - net	3,178	3,258
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	2,160,190	637,464
SHAREHOLDERS' EQUITY		
Capital stock - Rp 100 par value		
Authorized - 30,000,000,000 shares		
Issued and fully paid - 9,444,189,000 shares	944,419	944,419
Additional paid-in capital	1,182,046	1,182,046
Differences in values of restructuring transactions among entities under common control	(1,051,958)	(989,441)
Unrealized gains on investments in marketable securities - net	150,480	87,922
Differences arising from changes in equities of Subsidiaries	1,171,859	151,624
Differences arising from foreign currency translations	(31,680)	3,001
Pro Forma Capital	-	104,124
Retained earnings		
Appropriated	85,000	80,000
Unappropriated	4,847,197	4,078,178
Treasury stock - 915,600,000 shares	(741,069)	(741,069)
Net Shareholders' Equity	6,326,094	4,870,805
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	20,244,071	16,836,210

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(Expressed in Million Rupiah, except per Share Data)
(UNAUDITED)

	2007 Rp	2006 (As Restated) Rp
NET SALES	19,671,123	16,038,156
COST OF GOODS SOLD	15,355,693	12,261,460
GROSS PROFIT	4,315,430	3,776,696
OPERATING EXPENSES		
Selling	1,638,749	1,457,779
General and administrative	939,763	850,395
Total Operating Expenses	2,578,512	2,308,174
INCOME FROM OPERATIONS	1,736,918	1,468,522
OTHER INCOME / (CHARGES)		
Interest income	117,431	42,473
Interest expense and other financing charges	(475,875)	(635,654)
Gains on foreign exchange - net	55,402	84,890
Others - net	(16,882)	(7,433)
Other Charges - Net	(319,924)	(515,724)
INCOME BEFORE INCOME TAX BENEFIT / (EXPENSE)	1,416,994	952,798
INCOME TAX BENEFIT / (EXPENSE)		
Current	(575,852)	(336,521)
Deferred	110,310	(48,308)
Income Tax Expense - Net	(465,542)	(384,829)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES AND PRO FORMA ADJUSTMENT	951,452	567,969
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	(267,368)	(63,974)
PRO FORMA ADJUSTMENT	(780)	2,124
NET INCOME	683,304	506,109
EARNINGS PER SHARE		
Income from Operations	204	172
Net Income	80	59

Notes : 1. Earnings per share is computed based on the weighted average number of outstanding shares during the periods.
2. The foreign exchange rates used at September 30, 2007 and 2006 were Rp 9,137 and Rp 9,235 to US$ 1, respectively.
3. The 2006 consolidated financial statements have been restated to reflect the effects of the acquisition of entities under common control in March 2007 as if it occurred on January 1, 2006 in accordance with SFAS No. 38 (Revised 2004), "Accounting for Restructuring Transactions among Entities under Common Control".
4. For comparative purposes, certain accounts in the 2006 consolidated financial statements have been reclassified to conform with the 2007 presentation.

Jakarta, October 31, 2007

The Board of Directors
PT INDOFOOD SUKSES MAKMUR Tbk

(82 - 836)

RECEIVED

2007 DEC -3 A 6:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

> **Filings made by Indofood Agri Resources Limited ("IndoAgri") to the Singapore Stock Exchange, in relation to (i) Unaudited Financial Statements for the third quarter ended 30th September, 2007; (ii) Completion of the Proposed Acquisition of a Majority Interest in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk.**

Dated this 31st day of October, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

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Third Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	MAK MEI YOOK
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	30-Oct-2007 23:47:26
Announcement No.	00194

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-09-2007

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IndoAgri

UNAUDITED FINANCIAL STATEMENTS FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2007

1(a)(i). An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group - Q3			Group - YTD 9 Months		
	Actual 30/09/2007	Proforma 30/09/2006	Change	Actual 30/09/2007	Proforma 30/09/2006	Change
	Rp ' million	Rp ' million	%	Rp ' million	Rp ' million	%
Revenue	1,579,359	1,134,729	39.2	4,217,234	2,827,943	49.1
Cost of sales	(1,062,531)	(788,054)	34.8	(3,055,788)	(2,150,521)	42.1
Gross Profit	516,828	346,675	49.1	1,161,446	677,422	71.5
Gain arising from changes in fair values of biological assets	-	-	-	134,747	257,224	(47.6)
Other operating income	14,808	14,826	(0.1)	64,941	36,069	80.0
Selling and distribution costs	(45,107)	(42,064)	7.2	(136,377)	(102,229)	33.4
General and administrative expenses	(52,492)	(77,995)	(32.7)	(156,180)	(156,309)	(0.1)
Other operating expenses	(7,762)	(8,094)	(4.1)	(17,226)	(15,567)	10.7
Profit from operations	426,275	233,348	82.7	1,051,351	696,610	50.9
Impairment of goodwill *	-	-	-	(76,337)	-	n/m
Financial income	23,077	1,314	1,656.2	57,837	5,509	949.9
Financial expenses	(1,908)	(25,709)	(92.6)	(17,944)	(70,940)	(74.7)
Profit before taxation	447,444	208,953	114.1	1,014,907	631,179	60.8
Tax expense	(137,225)	(60,809)	125.7	(315,027)	(219,675)	43.4
Profit for the period	310,219	148,144	109.4	699,880	411,504	70.1
Attributable to:-						
-Equity holders of the Company	279,469	133,475	109.4	624,408	368,928	69.3
-Minority interests	30,750	14,669	109.6	75,472	42,576	77.3
	310,219	148,144	109.4	699,880	411,504	70.1

n.m. denotes "Not Meaningful"

** Goodwill arose on the difference between the deemed cost of acquisition and fair value of the Company's net assets at the reverse acquisition date. This goodwill has been impaired in full as there are no future economic benefits attached to the goodwill.*

1(a)(ii). Profit before income tax is arrived at after charging/(crediting) the following significant items.

	Group – Q3			Group – YTD 9 Months		
Other Information:-	Actual 30/09/2007	Proforma 30/09/2006	Change	Actual 30/09/2007	Proforma 30/09/2006	Change
	Rp ' million	Rp ' million	%	Rp' million	Rp' million	%
Depreciation of property, plant & equipment	28,226	24,563	14.9	82,801	73,098	13.3
Amortisation of prepaid land premium & others	3,276	971	237.4	9,362	6,588	42.1
Foreign exchange gain	(14,480)	(2,114)	585.0	(19,375)	(5,413)	257.9
Interest on borrowings	1,736	25,464	(93.2)	15,259	70,464	(78.3)
Plant and equipment written off	-	-	-	-	64	n/m
Gain on disposal of property, plant & equipment and prepaid land premium	(1,289)	(1,829)	(29.3)	(1,934)	(5,183)	(62.7)
Impairment of goodwill	-	-	-	76,337	-	n/m
Gain on sale of short term investment	-	-	-	(39,316)	-	n/m

n.m. denotes "Not Meaningful"

Ind◎Agri

1(b)(i). A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group		Company	
	Actual 30/09/2007	Proforma 31/12/2006	Actual 30/09/2007	Actual * 31/12/2006
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Non-current assets				
Biological assets	2,944,899	2,480,752	-	-
Property, plant and equipment	911,834	830,613	342	-
Prepaid land premiums and deferred land rights acquisition cost	292,500	182,406	-	-
Advance for investment	53,260	-	-	-
Goodwill	47,536	36,652	-	-
Claims from income tax refund	45,968	97,733	-	-
Deferred tax assets	97,865	78,086	-	-
Other non-current assets	149,735	101,908	7,383,633	-
Total non-current assets	4,543,587	3,808,350	7,383,975	-
Current assets				
Inventories	842,955	602,814	-	-
Trade and other receivables	760,852	361,376	2,306,828	5,398
Prepaid value added tax	137,041	147,160	-	-
Advance to suppliers	148,323	100,631	-	-
Available-for-sale investments	-	243,607	-	-
Cash and cash equivalents	1,980,541	322,337	127,265	68,608
Total current assets	3,869,712	1,777,925	2,434,093	74,006
Total assets	8,413,299	5,586,275	9,818,068	74,006
Current liabilities				
Trade payables and accruals	491,830	223,829	16,037	5,463
Advance to customers	63,668	8,056	-	-
Interest-bearing loans and borrowings	108,394	759,900	-	-
Income tax payable	149,229	31,209	-	-
Total current liabilities	813,121	1,022,994	16,037	5,463
Non-current liabilities				
Interest-bearing loans and borrowings	86,163	332,662	-	-
Due to related parties	53,990	-	-	-
Other payables	19,914	17,505	-	-
Estimated liabilities for employee benefits	97,101	85,460	-	-
Deferred tax liabilities	747,541	666,367	87	86
Total non-current liabilities	1,004,709	1,101,994	87	86
Total liabilities	1,817,830	2,124,988	16,124	5,549
Net assets	6,595,469	3,461,287	9,801,944	68,457
Attributable to equity holders				
Share capital	2,480,311	26,285	9,808,443	79,035
Reserves	3,306,721	2,768,135	(6,499)	(10,578)
	5,787,032	2,794,420	9,801,944	68,457
Minority interests	808,437	666,867	-	-
Total equity	6,595,469	3,461,287	9,801,944	68,457

* 31 Dec 2006 financial statements of the Company was presented in Singapore dollar and converted to Rupiah using the closing exchange rate as of 31 Dec 2006.

1(b)(ii). Aggregate amount of the Group's borrowings and debt securities.

		Group	
		Actual 30/09/2007	Proforma 31/12/2006
		Rp ' million	Rp ' million
(i)	Amount payable in one year or less, or on demand		
	Secured	8,394	259,900
	Unsecured	100,000	500,000
	Sub-total	108,394	759,900
(ii)	Amount repayable after one year		
	Secured	86,163	332,662
	Unsecured	-	-
	Sub-total	86,163	332,662
	TOTAL	194,557	1,092,562

(iii) Details of the collaterals

The above bank term loans and investment loans are secured by:
(a) corporate guarantees from a parent company and a subsidiary
(b) charge over the plantation assets of the respective subsidiaries

IndoAgri

1(c). ***A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.***

	Group - Q3		Group - YTD 9 months	
	Actual 30/09/2007	Proforma 30/09/2006	Actual 30/09/2007	Proforma 30/09/2006
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Cash flows from operating activities				
Profit before taxation	447,444	208,953	1,014,907	631,179
Adjustments to reconcile profit before tax to net cash provided by/(used in) operating activities:				
Depreciation and amortisation	31,602	25,534	92,163	79,684
Unrealised foreign exchange losses/(gains) arising from financing transactions and foreign currency translation movement	-	(12,821)	2,730	(15,163)
Changes in fair value of long-term receivables	(179)	415	(842)	845
Loss on write-off of property, plant and equipment	-	-	-	64
Changes in fair value of biological assets	-	-	(134,747)	(257,224)
Gain on sale of property, plant and equipment, prepaid land premium	(1,289)	(1,823)	(1,934)	(5,183)
Gain on sale of short term investment	-	-	(39,316)	-
Changes in provision for dismantling cost	63	2,505	2,408	2,251
Changes in estimated liability for employee benefits	2,684	639	11,842	12,082
Gain on sale of prepaid land and premium	-	-	-	(1,070)
Impairment of goodwill	-	-	76,337	-
Interest income	(23,077)	(1,314)	(57,837)	(5,509)
Interest expense	1,908	25,709	17,944	70,940
Operating profit before changes in working capital	458,956	247,797	983,456	512,896
Changes in working capital				
Other non-current assets	2,632	64,607	9,221	29,736
Inventories	(140,973)	(161,321)	(234,024)	(123,799)
Receivables	(190,160)	(124,651)	(437,971)	(132,773)
Prepaid value-added taxes	14,408	(41,915)	13,678	(186,099)
Payables	229,544	(207,792)	309,788	42,716
Cash flow (used in)/generated from operations	374,407	(223,276)	644,145	142,677
Interest received	23,077	1,314	57,837	5,509
Interest paid	(1,908)	(25,709)	(17,944)	(70,940)
Income tax paid	(49,851)	(48,080)	(158,596)	(107,829)
Net cash (used in)/generated from operating activities	345,725	(295,730)	525,442	(30,583)

	Group - Q3		Group – YTD 9 months	
	Actual 30/09/2007	Proforma 30/09/2006	Actual 30/09/2007	Proforma 30/09/2006
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Cash flows from investing activities				
Acquisitions of property, plant and equipment	(59,336)	(44,245)	(144,253)	(139,142)
Acquisitions of subsidiaries, net of cash acquired	-	-	(124,536)	(9,926)
Proceeds from sale of short term investments	-	-	190,669	-
Acquisitions of biological assets	(82,043)	(17,620)	(176,231)	(44,031)
Advances for purchases of factory equipment	(1,900)	4,958	5,311	2,245
Advances to KKPA projects	(17,504)	(6,355)	(44,580)	(17,494)
Proceeds from disposal of property, plant and equipment and prepaid land premium	3,012	2,019	5,067	8,758
Proceeds from disposal of assets not used in operations	-	-	-	145,003
Proceeds from investment in convertible bond	-	-		50,300
Advances for long-term investment	-	-	(53,250)	-
Net cash used in investing activities	(157,771)	(61,243)	(341,803)	(4,287)
Cash flows from financing activities				
Proceeds of interest-bearing loans and borrowings	100,985	670,435	325,129	1,316,228
Cash received from placement of shares, net of expenses	-	-	2,379,949	-
Proceeds of obligation under capital lease	315	-	1,522	-
Repayment of interest bearing loans and borrowings	(1,960)	(547,988)	(1,228,386)	(962,595)
Net proceeds (payments) of amount due to related parties	-	242,284	(3,380)	(7,321)
Payments arising from share capital reductions	-	-	-	(388,200)
Repayment of obligations under capital lease	(2)	-	(269)	-
Net cash (used in)/generated from financing activities	99,348	364,731	1,474,565	(41,888)
Net increase/(decrease) in cash and cash equivalents	287,302	7,758	1,658,204	(76,758)
Cash and cash equivalents at the beginning of the period	1,693,239	190,228	322,337	274,744
Cash and cash equivalents at the end of the period	1,980,541	197,986	1,980,541	197,986

IndoAgri

1(d). *A statement (for the issuer and group) showing either (i) all the changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.*

STATEMENT OF CHANGES IN EQUITY

	Group		Company	
	Actual 2007 Rp ' million	Proforma 2006 Rp ' million	Actual 2007 Rp ' million	Actual 2006 (note 5) Rp ' million
Issued Capital				
Balance as at 1 January	26,285	26,285	90,672	79,035
Issue of share pursuant to the Acquisition (note 1)/(note 2)	74,077	-	7,377,734	-
Issue of share pursuant to Share Placement (note 3)	2,487,055	-	2,487,055	-
Share issue expenses	(107,106)	-	(107,106)	-
Transfer from share premium	-	-	(39,912)	-
Balance as at 30 September (note 4)	2,480,311	26,285	9,808,443	79,035
Reserves*				
Balance as at 1 January	2,768,135	2,094,548	(21,821)	1,614
Realised gain on changes in fair value of available for sale investment	(73,872)	-	-	-
Unrealised loss on changes in fair value of available-for-sale investments	(8,259)	22,398	-	-
Foreign currency translation movement	(3,691)	(270)	-	-
Net profit for the period	624,408	368,928	15,322	-
Balance as at 30 September	3,306,721	2,485,604	(6,499)	1,614
Minority Interest				
Balance as at 1 January	666,867	502,404	-	-
Realised gain on changes in fair value of available for sale investments	(9,103)	-	-	-
Unrealised gain on changes in fair value of available-for-sale investments	(1,017)	2,739	-	-
Minority interest of acquired subsidiaries	76,218	68,048	-	-
Net profit for the period	75,472	42,576	-	-
Balance as at 30 September	808,437	615,767	-	-
	-	-	-	-
Total Equity	6,595,469	3,127,656	9,801,944	80,649

Notes:

1) This amount refers to the deemed cost of acquisition incurred by the legal subsidiary, Indofoods Oil & Fats Pte Ltd ("IOFPL"), in the form of equity issued to the owners of the legal parent, ie, the Company. The deemed cost of acquisition is determined using the fair value of the Company's share capital at the reverse acquisition date.

2) In January 2007, the Company issued 998,200,000 consolidated shares pursuant to the Acquisition.

3) In February 2007, the Company issued 338,000,000 new consolidated shares at $1.25 per share pursuant to the share placement.

4) The issued capital of the Group differs from that of the Company as a result of applying reverse acquisition accounting in accordance with FRS 103. It represents the total of the deemed cost of acquisition, the issued equity of IOFPL immediately before the Acquisition and placement of new shares by the Company.

5) Share capital and reserves related to CityAxis Holdings Limited for Q3 2006 were not meaningful.

* Reserves of the Group consist of revenue reserve, capital reserve, unrealised gains/losses on changes in fair value of available-for-sale securities and foreign currency translation differences.

(d)(ii). Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issue of equity securities, issue of shares for cash or consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at end of the current financial period reported on and as at end of the corresponding period of the immediately preceding financial year.

The number of shares immediately upon completion of the Acquisition and consolidation of every 10 existing shares into 1 share (as described in the Circular dated 11 December 2006) is 1,011,700,000 consolidated shares.

	No. of ordinary shares issued
	('000)
Balance as at 1 Jan 2007	135,000
Issue of Consideration Shares pursuant to the Acquisition	9,982,000
Balance before consolidation	10,117,000
Balance after consolidation	1,011,700
New shares placement	338,000
Balance as at 30 September 2007 after consolidation and new shares placement	1,349,700

2. *Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.*

This unaudited consolidated financial information have not been audited nor reviewed by the auditor.

3 *Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).*

Not applicable.

4. *Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.*

The Company became the legal parent company of IOFPL at the reverse acquisition date. The substance of the acquisition was that IOFPL (the "deemed acquirer") acquired the Company (the "deemed acquiree") in a reverse acquisition. As a consequence of applying reverse acquisition accounting, the consolidated financial statement represents a continuation of the financial statements of IOFPL.

The comparative information has been prepared on a proforma basis based on the assumptions stated in the Circular dated 11 December 2006.

The same accounting policies and methods of computation have been applied in these unaudited consolidated financial information for the current financial period as compared to the unaudited proforma consolidated financial information as at 31 December 2006.

5. *If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changes, as well as the reason for, and the effect of, the change.*

Not applicable.

IndoAgri

6. ***Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding year, after deducting any provision for the preference dividends; (a) Based on weighted average number of shares and (b) On a fully diluted basis (detailing any adjustments made to the earnings)***

Basic earnings per share is calculated by dividing earnings for the year attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated on the same basis as the basic earnings per share except that the weighted average number of shares outstanding during the period is adjusted for the effects of all dilutive potential ordinary shares. The Company has no dilutive potential ordinary shares as at 30 September 2007.

For the purpose of basic and diluted earnings per share computation, the weighted number of ordinary shares issued as at 30 September 2007 represents:

(a) the number of shares issued by the Company pursuant to the Acquisition; and

(b) the number of shares issued pursuant to the Placement.

The weighted number of ordinary shares outstanding as at 30 September 2006 represents the number of shares outstanding at the Acquisition date (ie, 1,011,700,000 shares).

	Group - Q3			Group - YTD 9 Months		
	Actual 30/09/2007	Proforma 30/09/2006	Change %	Actual 30/09/2007	Proforma 30/09/2006	Change %
Earnings per share (Rp)						
(a) based on weighted average number of share	215.60	131.93	63.4	481.70	364.66	32.1
(b) based on a fully diluted basis	215.60	131.93	63.4	481.70	364.66	32.1

7 **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**

	Group		Company	
	Actual 30/09/2007	Proforma 31/12/2006	Actual 30/09/2007	Actual 31/12/2006
	Rp	Rp	Rp	Rp
Net asset value per ordinary share	4,287	2,762	7,262	507

The net asset value per ordinary share for the Group is calculated using the net assets value attributable to equity holders as at end of each year/period divided by the enlarged share capital:

a) 1,011,700,000 consolidated shares as of 31 December 2006; and

b) 1,349,700,000 consolidated shares as of 30 September 2007.

IndoAgri

8 *A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.*

Review of Group Performance

	Group - Q3			Group - YTD 9 Months		
	Actual 30/09/2007	Proforma 30/09/2006	Change	Actual 30/09/2007	Proforma 30/09/2006	Change
	Rp ' million	Rp ' million	%	Rp ' million	Rp ' million	%
Revenue						
Plantation						
External sales	81,341	46,583	74.6	228,083	141,512	61.2
Inter-segment sales	526,569	367,027	43.5	1,215,640	812,083	49.7
Sub-total	607,910	413,610	47.0	1,443,723	953,595	51.4
Cooking Oil						
External sales	1,313,261	936,674	40.2	3,184,903	2,151,931	48.0
Inter-segment sales	-	-	-	-	11,574	n/m
Sub-total	1,313,261	936,674	40.2	3,184,903	2,163,505	47.2
Commodity						
External sales	184,757	151,472	22.0	804,248	534,500	50.5
Inter-segment sales	11,192	3	n/m	14,240	1,313	984.5
Sub-total	195,949	151,475	29.4	818,488	535,813	52.8
Elimination	(537,761)	(367,030)	46.5	(1,229,880)	(824,970)	49.1
Total revenue	1,579,359	1,134,729	39.2	4,217,234	2,827,943	49.1
Gross Profit	516,828	346,675	49.1	1,161,446	677,422	71.5
Gross Profit%	32.7%	30.6%		27.5%	24.0%	

Revenue and Gross Margin: The Group delivered another strong quarter in term of revenue and profit. Overall revenue grew by 39.2% to Rp1,579 billion in Q3 2007 boosted by higher Crude Palm Oil ("CPO") and edible oil selling prices. Overall gross profit margin improved from 30.6% in Q3 2006 to 32.7% in Q3 2007 largely attributed to increase in selling prices and continued improvement in commodity division. For the first 9 months in 2007, the Group's revenue increased by 49.1% against same period last year and gross profit margin improved from 24.0% to 27.5%.

Plantation division recorded encouraging results for three consecutive quarters, revenue saw an increase of 47.0% from Rp414 billion in Q3 2006 to Rp608 billion in Q3 2007. Of these sales, Rp81 billion in Q3 2007 (vs. Rp47 billion in Q3 2006) were to external parties, mainly contributed from sales of Palm Kernel (PK) and CPO. Higher average selling price of PK and CPO explained for the positive results for this division. The favorable CPO and PK prices also contributed to 51.4% revenue growth in first 9 months of 2007.

Cooking oil and fats division's external revenue improved by 40.2% from Rp937 billion in Q3 2006 to Rp1,313 billion in Q3 2007 supported by increase in selling prices. For the first 9 months of 2007, this division registered a revenue growth of 47.2%.

Commodities division registered a moderate increase in external revenue of 22.0% from Rp151 billion in Q3 2006 to Rp185 billion in Q3 2007. The revenue growth was largely attributable to the increase in the average selling price of palm oil-based and copra-based products. On year-to-date basis, this division's revenue grew by 52.8%.

Gain arising from changes in fair values of biological assets. It is the intention of the group to perform biological assets valuation on half-yearly basis unless there are significant changes during the quarter.

Biological assets comprise oil palm plantations and rubber plantations. Mature oil palm trees produce fresh fruit bunches ("FFB"), which are used to produce CPO and PK. The fair values of oil palm plantations as at 30 September 2007 are determined by using the discounted future cash flows of the underlying plantations. The expected future cash flows of the oil palm plantations are determined using the forecast market price of FFB which is largely dependent on the projected selling prices of CPO and PKO in the market.

Profit from Operations for Q3 2007 increased by 82.7% or Rp193 billion compared to same period last year. The impressive growth arose from a higher gross profit of Rp170 billion and lower G&A expenses in Q3 2007. The group also recorded a foreign exchange gain of approximately Rp14 billion on US denominated cash balances due to weakening of Indonesia Rupiah.

Net Profit After Tax of the Group increased by 109.4% in Q3 2007 against same period last year due to higher gross profit, higher income from time deposits and lower interest expenses as part of the share placement proceeds were used to repay interest bearing debts. On year-to-date basis, net profit after tax was 70.1% higher than the same period last year.

<u>Review of Financial Position</u>

The group's net assets as of 30 September 2007 were Rp8.8 trillion compared to Rp3.5 trillion in Dec 2006, largely contributed by cash proceeds from the new shares placement in mid February 2007 and positive cash flow generated from the operations.

9. ***Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.***

N.A.

10. ***A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.***

As announced by the Company on 30 October 2007, the acquisition by its 90 per cent.-owned subsidiary, PT Salim Ivomas Pratama ("PT SIMP") of (i) 439,200,000 shares ("**Lonsum Shares**") in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk ("**Lonsum**") from First Durango Singapore Pte. Ltd. and (ii) 60,895,000 Lonsum Shares from certain funds that have appointed, directly or indirectly, Ashmore Investment Management Limited as their investment manager (the "**Ashmore Funds**") (the "**FDS and Ashmore Acquisition**"), was completed on 30 October 2007. Following the completion of the FDS and Ashmore Acquisition, PT SIMP has a shareholding interest of approximately 45.7% of the issued share capital of Lonsum, which is now an associated company of the Company.

The completion of the acquisition by PT SIMP from the Ashmore Funds of the mandatory convertible notes due 2009 issued by Lonsum which are convertible into 269,343,500 Lonsum Shares (the "**MCNs**") and the conversion of the MCNs thereafter, is expected to take place on or around 31 October 2007. Thereupon, PT SIMP will have a shareholding interest of approximately 56.4% of the enlarged issued share capital of Lonsum (the "**Enlarged Capital**") and Lonsum will accordingly become a subsidiary of the Company.

As stated in the announcement dated 30 October 2007, the acquisition by the Company from Mr Eddy Sariaatmadja of 109,521,000 Lonsum Shares, representing approximately 8.0% of the Enlarged Capital will take place on 2 November 2007.

Following the completion of the FDS and Ashmore Acquisition, a tender offer by PT SIMP for the remaining Lonsum Shares (amounting to approximately 35.6% of the Enlarged Capital) at the price of Rp6,900 per Lonsum Share as determined based on Item 8.(c) of BAPEPAM-LK Rule No. IX.H.1, will have to be made. Please refer to further announcements which will be issued by the Company.

For further information on the acquisition, please refer to the Company's circular to shareholders dated 2 October 2007 and the announcement by the Company dated 30 October 2007, which are available on www.sgx.com.

In addition to the effects of the Proposed Acquisition to the Group, the fundamentals for the palm oil sector remain positive with the expected increase in global demand due to i) increasing awareness of the dietary benefits of palm oil; ii) as feedstock for bio-diesel usage; and iii) increasing demand mainly from China and India due to the increasing population and income growth.

11. ***If a decision regarding dividend has been made.***

(a) ***Current Financial Period Reported On***

Nil.

(b) ***Corresponding Period of the Immediately Preceding Financial Year***

Nil.

12. ***If no dividend has been declared (recommended), a statement to that effect.***

No dividend has been declared or recommended for the Financial Period ended 30 September 2007.

13. ***Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year***

Quarter 3 Segment Results

In Rp' million	Plantations	Cooking Oils	Commodities	Others	Eliminations	Total
Q3' 2007						
Revenue						
External sales	81,341	1,313,261	184,757	-	-	1,579,359
Inter-segments sales	526,569	-	11,192	-	(537,761)	-
Total Sales	607,910	1,313,261	195,949	-	(537,761)	1,579,359
Results						
Segment profit	408,234	54,837	7,713	(4,588)	(52,401)	411,795
Net foreign exchange gain						14,480
Profit from operations						426,275
Impairment of goodwill						-
Net finance costs						21,169
Profit before income tax						447,444
Income tax expense						(137,225)
Profit for the period						310,219

In Rp' million	Plantations	Cooking Oils	Commodities	Others	Eliminations	Total
Q3' 2006						
Revenue						
External sales	46,583	936,674	151,472	-	-	1,134,729
Inter-segments sales	367,027	-	3	-	(367,030)	-
Total Sales	413,610	936,674	151,475	-	(367,030)	1,134,729
Results						
Segment profit	218,750	40,142	(13,783)	-	(13,875)	231,234
Net foreign exchange gain						2,114
Profit from operations						233,348
Impairment of goodwill						-
Net finance costs						(24,395)
Profit before income tax						208,953
Income tax expense						(60,809)
Profit for the period						148,144

IndoAgri

Year-to-date Segment Results

In Rp' million	Plantations	Cooking Oils	Commodities	Others	Eliminations	Total
YTD Sep 2007						
Revenue						
External sales	228,083	3,184,903	804,248	-	-	4,217,234
Inter-segments sales	1,215,640	-	14,240	-	(1,229,880)	-
Total Sales	1,443,723	3,184,903	818,488	-	(1,229,880)	4,217,234
Results						
Segment profit	1,051,186*	80,010	29,906	(11,857)	(117,268)	1,031,976
Net foreign exchange gain						19,375
Profit from operations						1,051,351
Impairment of goodwill						(76,337)
Net finance costs						39,893
Profit before income tax						1,014,907
Income tax expense						(315,027)
Profit for the period						699,880

In Rp' million	Plantations	Cooking Oils	Commodities	Others	Eliminations	Total
YTD Sep 2006						
Revenue						
External sales	141,512	2,151,931	534,500	-	-	2,827,943
Inter-segments sales	812,083	11,574	1,313	-	(824,970)	-
Total Sales	953,595	2,163,505	535,813	-	(824,970)	2,827,943
Results						
Segment profit	711,409*	58,724	(38,936)	-	(40,000)	691,197
Net foreign exchange gain						5,413
Profit from operations						696,610
Impairment of goodwill						-
Net finance costs						(65,431)
Profit before income tax						631,179
Income tax expense						(219,676)
Profit for the period						411,504

* Includes the changes in fair values of biological assets.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	MAK MEI YOOK
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	30-Oct-2007 23:02:23
Announcement No.	00192

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Completion - Proposed Acquisition of A Majority Interest in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk
Description	Please see attached.
Attachments:	CompletionLSIP.pdf Total size = **27K** (2048K size limit recommended)

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Year-to-date Segment Results

In Rp' million	Plantations	Cooking Oils	Commodities	Others	Eliminations	Total
YTD Sep 2007						
Revenue						
External sales	228,083	3,184,903	804,248	-	-	4,217,234
Inter-segments sales	1,215,640	-	14,240	-	(1,229,880)	-
Total Sales	1,443,723	3,184,903	818,488	-	(1,229,880)	4,217,234
Results						
Segment profit	1,051,186*	80,010	29,905	(11,857)	(117,268)	1,031,976
Net foreign exchange gain						19,375
Profit from operations						1,051,351
Impairment of goodwill						(76,337)
Net finance costs						39,893
Profit before income tax						1,014,907
Income tax expense						(315,027)
Profit for the period						699,880

In Rp' million	Plantations	Cooking Oils	Commodities	Others	Eliminations	Total
YTD Sep 2006						
Revenue						
External sales	141,512	2,151,931	534,500	-	-	2,827,943
Inter-segments sales	812,083	11,574	1,313	-	(824,970)	-
Total Sales	953,595	2,163,505	535,813	-	(824,970)	2,827,943
Results						
Segment profit	711,409*	56,724	(36,936)	-	(40,000)	691,197
Net foreign exchange gain						5,413
Profit from operations						696,610
Impairment of goodwill						-
Net finance costs						(65,431)
Profit before income tax						631,179
Income tax expense						(219,675)
Profit for the period						411,504

* Includes the changes in fair values of biological assets.

Revenue by Geographical Market [Note (1)]

	Group – Q3					Group – YTD 9 Months				
	Actual		Proforma		Change	Actual		Proforma		Change
	30/09/2007		30/09/2006			30/09/2007		30/09/2006		
	Rp' million	%	Rp' million	%	%	Rp' million	%	Rp' million	%	%
Indonesia	1,303,340	82.5	877,438	77.3	48.6	3,096,288	73.4	2,035,611	72.0	52.1
Asia	98,018	6.2	130,590	11.5	(24.9)	389,286	8.8	365,406	12.9	1.1
Europe	67,683	4.3	87,226	7.7	(22.4)	582,032	13.3	245,649	8.7	128.8
Africa, Middle East & Oceania	29,120	1.9	39,475	3.5	(26.2)	103,714	2.5	116,828	4.1	(11.2)
America	81,198	5.1	-	-	-	85,914	2.0	64,449	2.3	33.3
Total revenue	1,579,359	100.0	1,134,729	100.0	39.2	4,217,234	100.0	2,827,943	100.0	49.1

Note (1) The breakdown of revenue by geographical segments is based on shipment destination

14. ***Disclosure of the aggregate value of the transactions conducted under the shareholders' mandate for interested person transaction Rule 920(1)(a)(ii) of the Listing Manual***

The Group has the following the interest person transactions ("IPT") for first 9 months 2007.

Name of Interested Person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000)			
	Q3 30.9.2007		YTD 30.9.2007	
	Rp 'billion	USD million	Rp 'billion	USD million
PT ISM Group				
Rental of storage tanks	0.1	-	0.4	-
Sales of cooking oil & margarine	623.0	-	1,399.6	-
Purchase of goods and services	24.3	-	59.9	-
Largest loan + interest outstanding due to PT ISM during the period	-	-	-	5.0
PT Salim Group				
Sales of CPO & other palm oil based products	1.4	-	8.0	-
Purchases of services	3.2	-	8.9	-
Plantations acquisition	-	-	125.0	-
Non-interest bearing loans	-		54.0	
Rental of land	0.1	-	0.4	-

The IPT mandate in the Circular has been approved by Shareholders at the EGM held on 5 January 2007 and is effective upon the completion of the reverse takeover on 23 January 2007.

BY THE ORDER OF THE BOARD

Mark Julian Wakeford
Chief Executive Officer and Executive
30 October 2007

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company for the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.

IndoAgri

CONFIRMATION BY THE BOARD OF DIRECTORS

Pursuant to Rule 705(4) of the SGX-ST Listing Manual, we Mark Julian Wakeford and Moleonoto Tjang, being two Directors of Indofood Agri Resources Ltd. ("the Company") do hereby confirm on behalf of the Board of Directors of the Company that, to the best of their knowledge, nothing has come to the attention of the Board of Directors of the Company which may render the Group's unaudited financial results for the 3rd Quarter ended 30 September 2007 to be false or misleading.

On behalf of the Board of Directors:

Mark Julian Wakeford
Chief Executive Officer

Moleonoto Tjang
Executive Director

30 October 2007

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	MAK MEI YOOK
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	30-Oct-2007 23:02:23
Announcement No.	00192

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Completion - Proposed Acquisition of A Majority Interest in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk
Description	Please see attached.
Attachments:	CompletionLSIP.pdf Total size = **27K** (2048K size limit recommended)

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INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK

(A) The proposed acquisition by Indofood Agri Resources Ltd.'s (the "Company's") subsidiary, PT Salim Ivomas Pratama ("PT SIMP"), of (i) an aggregate of 500,095,000 issued ordinary shares ("Lonsum Shares") in the share capital of PT Perusahaan Perkebunan London Sumatra Indonesia Tbk ("Lonsum") and (ii) US$47,000,000 mandatory convertible notes due 2009 ("MCNs") issued by Lonsum which are convertible at face value into 269,343,500 Lonsum Shares, representing an aggregate interest of approximately 56.4% of the enlarged issued share capital of Lonsum assuming conversion of the MCNs (the "Enlarged Capital"), for a total cash consideration of approximately S$810.0 million;

(B) The proposed acquisition by the Company of 109,521,000 Lonsum Shares (the "ES Sale Shares"), representing an interest of approximately 8.0% of the Enlarged Capital, for a consideration of approximately S$125.1 million to be satisfied by the allotment and issue of 98,082,830 new ordinary shares in the share capital of the Company at the issue price of S$1.2758 per new share; and

(C) The proposed acquisition by PT SIMP of the remaining Lonsum Shares, representing approximately 35.6% of the Enlarged Capital, by way of a tender offer,

(collectively, the "Proposed Transactions").

The Board of Directors of the Company refers to the conditional agreement ("Agreement") dated 25 May 2007 entered into by the Company and its 90 per cent.-owned subsidiary, PT SIMP, with (i) First Durango Singapore Pte. Ltd. ("First Durango"), (ii) certain funds that have appointed, directly or indirectly, Ashmore Investment Management Limited as their investment manager (the "Ashmore Funds") and (iii) Mr Sariaatmadja (together, the "Vendors"), the circular to shareholders of the Company (the "Shareholders") dated 2 October 2007 (the "Circular") and the subsequent announcement by the Company dated 23 October 2007.

Terms and references used in this Announcement which have not been defined herein bear the same meaning as ascribed to them in the Circular.

Further to, *inter alia*, the approval of the Shareholders obtained at the Extraordinary General Meeting of the Company held on 23 October 2007 for the above captioned matters and the approval of shareholders of First Pacific, PT ISM and of PT SIMP in respect of the Proposed Transactions, the Board of Directors of the Company wishes to announce that the acquisition by PT SIMP of (i) 439,200,000 Lonsum Shares from First Durango and (ii) 60,895,000 Lonsum Shares from the Ashmore Funds (collectively, the "**FDS and Ashmore Acquisition**"), was completed today. The Cash Consideration for the FDS and Ashmore Acquisition (including the purchase of the MCNs) of approximately Rp5.0 trillion amounted to US$551,477,588[1] (which is equivalent to approximately S$810.0 million), of which a deposit of US$10 million had earlier been placed with an escrow agent pending completion.

---

1 Based on the agreed exchange rate of US$1 : Rp9,069, being the US$/Rp exchange rate calculated based on the 4 Indonesian Business Days average of the closing mid-rates quoted on the Central Bank of Indonesia from 8 October 2007 to 11 October 2007, as foreign exchange transactions between the Central Bank of Indonesia and commercial banks were inactive between 17 and 19 October 2007.

As stated in the Circular, based on the audited consolidated financial statements of the Lonsum Group for FY2006 and FP2007 which were prepared in accordance with IFRS, the Lonsum Group had a net asset value of approximately Rp3.4 trillion (which is equivalent to approximately S$551.5 million) as at 30 April 2007. As at the date of this Announcement, the market capitalization of Lonsum is approximately Rp10.3 trillion (which is equivalent to approximately S$1.7 billion).

Following the completion of the FDS and Ashmore Acquisition, PT SIMP has a shareholding interest of approximately 45.7% of the issued share capital of Lonsum, which is now an associated company of the Company.

The completion of the acquisition by PT SIMP from the Ashmore Funds of the MCNs and the conversion of the MCNs thereafter, is expected to take place on or around 31 October 2007. Thereupon, PT SIMP will have a shareholding interest of approximately 56.4% of the Enlarged Capital of Lonsum and Lonsum will accordingly become a subsidiary of the Company.

As stated in the Company's announcement dated 25 May 2007 and in the Circular, the acquisition by the Company of the ES Sale Shares for a consideration of approximately S$125.1 million to be satisfied by the allotment and issue of 98,082,830 new ordinary shares in the share capital of the Company at the issue price of S$1.2758 per new share (the "**ES Acquisition**"), is to take place on the third business day following the satisfaction or waiver in accordance with the Agreement of the conditions precedent to the ES Completion. Accordingly, the ES Completion will take place on 2 November 2007.

Lonsum is listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange. Following completion of the FDS and Ashmore Acquisition, a tender offer by PT SIMP for the remaining Lonsum Shares (amounting to approximately 35.6% of the Enlarged Capital) at the price of Rp6,900 per Lonsum Share as determined based on item 8.(c) of BAPEPAM-LK Rule No. IX.H.1, will have to be made. Please refer to further announcements which will be issued by the Company.

By Order of the Board of the Company

Mark Julian Wakeford
Chief Executive Officer and Executive Director
30 October 2007

END